SUTHERLAND ASBILL & BRENNAN LLP www.sutherland.com

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

April 22, 2013

VIA EDGAR

Dominic Minore, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	THL Credit, Inc.

Preliminary Proxy Statement on Schedule 14A filed April 3, 2013

Dear Mr. Minore:

On behalf of THL Credit, Inc. (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on April 15, 2013 with respect to the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”), filed with the Commission on April 3, 2013. The Staff’s comments are set forth below and are followed by the Company’s responses.

Proposal 1

1.	Comment: Please confirm that all information required by Item 22(b)(11) of Schedule 14A is disclosed in Proposal 1.

Response: The Company has reviewed the information required by Item 22(b)(11) of Schedule 14A and hereby confirms that all required information is disclosed in the Proxy Statement.

Proposal 2

2.	Comment: On page 25, please delete the following sentence from footnote 2 as it is no

ATLANTA        AUSTIN        HOUSTON         NEW YORK        SACRAMENTO        WASHINGTON DC

Dominic Minore, Esq.

April 22, 2013

longer relevant: “A percentage above 100% equals a premium to NAV; a percentage below 100% equals a discount to NAV.”

Response: The Company has revised the disclosure accordingly.

3.	Comment: On page 27, under the heading “Key Stockholder Considerations,” please make the following revisions:

a.	Please retitle this heading “Key Stockholder Considerations and Risk Factors.”

Response: The Company has revised the disclosure accordingly.

b.	Please add disclosure to emphasize that all common stockholders will indirectly incur the cost of any such offering of common stock whether or not they elect to purchase additional shares of the Company’s common stock in such offering.

Response: The Company has revised the disclosure accordingly.

c.	Please add disclosure to emphasize that no further authorization will be solicited from the Company’s stockholders prior to such an offering even if the dilution associated with any such offering would be significant.

Response: The Company has revised the disclosure accordingly.

Proposal 3

4.	Comment: Please add a subsection entitled “Key Stockholder Considerations and Risk Factors” similar to that included in Proposal 2.

Response: The Company has revised the disclosure accordingly.

5.	Comment: On page 30, under the heading “General,” please emphasize that, so long as the conditions to issuance are satisfied, that there is no limitation on the number of times the Company may elect to issue debt with warrants or debt convertible into shares of its common stock at an exercise or conversion price that, at the time such warrants or convertible debt are issued, will not be less than the market value per share but may be below the Company’s then current net asset value per share.

Response: The Company has revised the disclosure accordingly.

6.	Comment: Under the new subsection entitled “Key Stockholder Considerations and Risk Factors,” please add disclosure to emphasize that all common stockholders will

Dominic Minore, Esq.

April 22, 2013

indirectly incur the cost of any such offering and any costs associated with servicing the debt once issued by the Company.

Response: The Company has revised the disclosure accordingly.

7.	Comment: Please explain the impact on the issuance of the warrants or convertible debt if the Company’s completes a reverse stock split. Would there be an adjustment as a result of a conversion ratio? If not, then please add disclosure regarding the potential dilutive effect of a reverse stock split.

Response: Adjustments would be made to the extent permitted under the Investment Company Act of 1940 and any interpretative guidance issued thereunder.

8.	Comment: On page 32, in the last paragraph under the subsection entitled “Dilution,” the Company describes the scope of the authorization sought from its stockholders in Proposal 3. Is there any additional authorization required in order for the Company to issue the securities at the time of exercise of conversion?

Response: There is no additional approval required in order for the Company to issue the securities at the time of exercise or conversion. The Company includes the following disclosure in Proposal 3 (now under the “Key Stockholder Considerations and Risk Factors” section) to highlight this:

This proposal does not limit our ability to issue securities to subscribe for or convert into shares of its common stock at an exercise or conversion price below NAV at the time of exercise or conversion (including through the operation of anti-dilution protections). The only requirement with respect to the exercise or conversion price is that it be not less than the market value per share of our common stock on the date of issuance.

General

9.	Comment: The Staff refers to Item 13(a) of Schedule 14A. On page 34, under the heading, “Annual Reports,” please expand the disclosure to reference all the required information set forth in Item 13(a) in addition to the current reference, which is just a reference to the audited consolidated financial statements of the Company’s annual report on Form 10-K for the year ended December 31, 2012.

Response: The Company has revised the disclosure accordingly.

Dominic Minore, Esq.

April 22, 2013

10.	Comment: Please provide the required Tandy representations to the Staff.

Response: Pursuant to the Staff’s request, in connection with the Staff’s review of the Company’s preliminary proxy statement on Schedule 14A filed on April 3, 2013, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement; and

•	the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus